Exhibit (a)(1)(f)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated February 7, 2013 and the related Letter of Transmittal and any amendments or supplements thereto. Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, Purchaser will make a good faith effort to comply with that state statute. If, after a good faith effort, Purchaser cannot comply with the state statute, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Online Resources Corporation

at

$3.85 Per Share

by

Ocelot Acquisition Corp.

a direct wholly owned subsidiary of

ACI Worldwide, Inc.

Ocelot Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of ACI Worldwide, Inc., a Delaware corporation (“ACI”), is offering to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Online Resources Corporation, a Delaware corporation (“ORCC”), for $3.85 per Share in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (collectively, the “Offer”). All references to the Offer to Purchase, the Letter of Transmittal and the Offer include any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, respectively.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON FRIDAY, MARCH 8, 2013, UNLESS THE

OFFER IS EXTENDED (THE “EXPIRATION DATE”).

The obligation of ACI and Purchaser to consummate the Offer is subject to the condition that there be validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the Expiration Date of the Offer that number of Shares that, together with any other Shares and shares of Series A-1 Convertible Preferred Stock of ORCC (the “Preferred Shares”) beneficially owned by ACI or its subsidiaries, constitutes a majority of all of the Shares on a fully diluted basis on the date of purchase (the “Minimum Condition”). The consummation of the Offer is also subject to the satisfaction of other customary conditions, including the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in accordance with the terms of the Transaction Agreement and the absence of a material adverse effect with respect to ORCC. A summary of the principal terms of the Offer is described in the Offer to Purchase.

Purchaser reserves the right to waive, in whole or in part, any of the conditions to the Offer and to change the Offer Price, except that ORCC’s prior written consent is required for Purchaser to (i) decrease the Offer Price or change the form of consideration payable pursuant to the Offer, (ii) reduce the maximum number of Shares to be purchased in the Offer, (iii) impose additional conditions to the Offer, (vi) waive or change the Minimum Condition, or (v) amend any other term of the Offer in a manner adverse to ORCC or the Shareholders.

The Offer is being made pursuant to the Transaction Agreement, dated as of January 30, 2013, among ACI, Purchaser and ORCC (the “Transaction Agreement”). The Transaction Agreement provides, among other things, that after consummation of the Offer, and subject to the satisfaction or waiver of the conditions in the Transaction Agreement, Purchaser will merge with and into ORCC (the “Merger”), with ORCC continuing as the surviving corporation and a wholly owned subsidiary of ACI. At the effective time of the Merger, each outstanding Share (other than any Shares held by ACI, Purchaser, ORCC or any wholly owned subsidiary of ORCC or ACI, and any Shares held by shareholders of ORCC (the “Shareholders”) who validly exercise their appraisal rights in connection with the Merger) will be cancelled and extinguished and automatically converted into the right to receive the Offer Price. The Transaction Agreement is more fully described in Section 12 of the Offer to Purchase.

ORCC’s board of directors (the “ORCC Board”) has unanimously approved and declared advisable the Transaction Agreement and the transactions contemplated thereby, including the Offer and the Merger. The ORCC Board recommends that Shareholders accept the Offer and tender their Shares into the Offer.

The Offer will expire at 12:00 midnight, New York City time, at the end of Friday, March 8, 2013, unless Purchaser extends the Offer. If at the scheduled Expiration Date of the Offer, including following a prior extension, any condition to the Offer has not been satisfied or waived, Purchaser will extend the Offer for one or more periods of not more than five business days per period, but not beyond termination of the Transaction Agreement. Any extension, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any extension of the Offer, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the rights of a tendering Shareholder to withdraw such Shareholder’s Shares. A “business day” means any day other than a day on which banks in New York City are required or authorized to be closed.

In accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Transaction Agreement, if all of the conditions to the Offer are satisfied or waived but the number of Shares validly tendered and not withdrawn, together with the Shares held by ACI and Purchaser, if any, is less than 90% of the then-outstanding number of Shares, then, upon the Expiration Date and the initial purchase of Shares by Purchaser on the Acceptance Date, Purchaser will provide a “subsequent offering period” for an aggregate period not to exceed 20 business days. If Purchaser provides or extends a subsequent offering period, Purchaser will make a public announcement of such subsequent offering period or extension no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date or the date of termination of the prior subsequent offering period. If provided, a subsequent offering period will be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which Shareholders may tender any Shares not previously tendered in the Offer. If a subsequent offering period is made available, Purchaser will immediately accept and promptly pay for Shares as they are tendered and the price per Share will be the same as the Offer Price. Pursuant to Rule 14d-7(a)(2) under the Exchange Act, withdrawal rights do not apply to Shares tendered during a subsequent offering period.

In connection with the execution and delivery of the Transaction Agreement, ACI and Purchaser entered into separate Shareholder Agreements, dated as of January 30, 2013 (collectively, the “Shareholder Agreements”), with certain funds affiliated with Tennenbaum Capital Partners, LLC and Joseph L. Cowan, ORCC’s President and Chief Executive Officer (collectively, the “Shareholder Agreement Parties”). Pursuant to such Shareholder Agreements, the Shareholder Agreement Parties have agreed, on the terms and subject to the conditions set forth in the Shareholder Agreements, to tender in the Offer the Shares beneficially owned by them and the Tennenbaum Parties have agreed to sell to Purchaser all Preferred Shares owned by them for cash immediately following the date on which Purchaser accepts for payment the Shares validly tendered in the Offer. As of the date of the Offer to Purchase, the Shares and the Preferred Shares subject to the Shareholder Agreements collectively constitute approximately 22.3% of the Shares on a fully diluted basis. The Shareholder Agreements terminate in certain events, including if the ORCC Board terminates the Transaction Agreement in order to accept a Superior Proposal (as defined in the Transaction Agreement). See Section 12 of the Offer to Purchase.

In order to take advantage of the Offer, a tendering Shareholder must either (i) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, have such Shareholder’s signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a facsimile copy) and any other required documents to American Stock Transfer & Trust Company (the “Depositary”), and either deliver the certificates representing the tendered Shares along with the Letter of Transmittal to the Depositary or tender such Shares pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase or (ii) request such Shareholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction. A tendering Shareholder should contact his or her broker, dealer, commercial bank, trust company or other nominee for instructions on how to tender Shares so held. If a tendering Shareholder desires to tender Shares, and certificates evidencing such Shares are not immediately available, or if a tendering Shareholder cannot comply with the procedures for book-entry transfer described in the Offer to Purchase on a timely basis, or cannot deliver all required documents to the Depositary prior to the Expiration Date, such tendering Shareholder may tender Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment tendered Shares when, as and if Purchaser gives oral or written notice of Purchaser’s acceptance to the Depositary. Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as agent for tendering Shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering Shareholders. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

In all cases (including during any subsequent offering period), Purchaser will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) certificates representing such Shares or timely confirmation of the book-entry transfer of such Shares into the Depositary’s account at the book-entry transfer facility pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with all required signature guarantees or, in the case of a book-entry transfer, an agent’s message in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal.

Shareholders who chose to tender their Shares and whose Shares are registered in their names and who tender directly to the Depositary will not be charged brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Tendering Shareholders whose Shares are registered in the name of their broker, bank or other nominee should consult such nominee to determine if any fees may apply.

Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date unless previously accepted for payment. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an “eligible institution”) signatures guaranteed by an eligible institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the expiration date by following the tender procedures described in Section 3 of the Offer to Purchase.

The sale of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. All Shareholders should consult with their own tax advisors as to the particular tax consequences of selling their Shares pursuant to the Offer or the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act, is contained in the Offer to Purchase and is incorporated herein by reference.

ORCC has provided to Purchaser its list of Shareholders and security position listings for the purpose of disseminating the Offer to Shareholders. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender Offer materials may be directed to the Information Agent at the address and telephone numbers set forth below and will be furnished promptly at Purchaser’s expense. Neither ACI nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent and the Depositary) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders May Call Toll Free: (888) 750-5834

Banks and Brokers May Call Collect: (212) 750-5833

February 8, 2013